Exhibit 99.1

Nam Tai Property Announces Initiation of Legal Action Against

Kaisa Group’s Wholly-Owned Affiliate Greater Sail

Files Claim Alleging Greater Sail has Conspired with Terminated CEO Wang Jiabiao and

Terminated NTI Supervisor Zhang Yu to Hinder a Transition of On-Shore Control

Shares Updates on Court Orders Handed Down on January 31, 2022, Including an Order Enjoining

Greater Sail From Obstructing the New Board’s Efforts to Assume On-Shore Control

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today provided updates pertaining to legal proceedings initiated last week in the British Virgin Islands (“BVI”) Commercial Division of the Eastern Caribbean Supreme Court (the “Court”) against Greater Sail Limited (“Greater Sail”), a wholly-owned affiliate of Kaisa Group Holdings Limited (“Kaisa Group”) that is incorporated in the BVI:

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On January 26, 2022, Nam Tai filed a claim with the Court that alleges Greater Sail has been conspiring with Mr. Wang Jiabiao, the Company’s former Chief Executive Officer and Nam Tai Investment (Shenzhen) Company Limited’s (“NTI”) former Legal Representative, and Ms. Zhang Yu, NTI’s former Supervisor, to frustrate the transition of control of the Company, its affiliates and its assets. In its claim, Nam Tai alleges that Greater Sail sent correspondence to authorities in China that constitute a malicious falsehood and/or the tort of causing loss by unlawful means under BVI law. Mr. Wang Jiabiao and Ms. Zhang Yu have a documented history of being employed by and affiliated with Kaisa Group, whose allies were removed from the Company’s Board at a special meeting of shareholders held on November 30, 2021. Mr. Wang Jiabiao and Ms. Zhang Yu were formally removed from their positions and terminated by Nam Tai’s reconstituted Board on December 1, 2021.

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On January 26, 2022, Nam Tai also filed an application for an injunction to compel Greater Sail to preserve relevant documents, withdraw objections made in correspondence to the authorities in China and stop all efforts aimed at preventing the Company’s new Board from assuming rightful control of affiliates and on-shore assets.

On January 31, 2022, the Court ordered the following:

1.

Greater Sail must send letters to all of the Administration for Market Regulation’s branches it has contacted in China to withdraw its objections to Nam Tai’s new Board assuming on-shore control through the appointment of new officers and representatives for its Chinese subsidiaries. The Court’s order stipulates that the letters must be sent by 4:00 PM local time on February 8, 2022. Additionally, the Court’s order states that duplicates of the letters must be provided at the same time to Nam Tai’s legal counsel in China.

2.

Greater Sail is enjoined from hindering Nam Tai’s new Board from assuming control of the Company’s on-shore assets and properties. In addition, Greater Sail was ordered to provide copies of all correspondence sent to and received from the Administration for Market Regulation’s branches by February 15, 2022. Greater Sail must also file an affidavit laying out all oral communications with those branches by the same date.

Nam Tai’s Board will continue to provide updates pertaining to its litigation and efforts to hold Greater Sail, Kaisa Group, Mr. Wang Jiabiao and other unlawful actors accountable for their interference in the Company’s affairs. Nam Tai is represented in its ongoing actions by Ogier, with Quinn Emanuel Urquhart & Sullivan LLP serving as special litigation counsel and Global Law Firm (also known as GLO) and JunHe LLP serving as local China legal counsel.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by emailing our investor relations team.

Contacts

For Shareholders:

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com

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